

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 17, 2009

Larry D. Hunter, Esq.
General Counsel
DirecTV
2330 East Imperial Highway
El Segundo, California 90245

> **RE:** **DirecTV**
> **Amendment No. 1 to Form S-4**
> **Filed July 30, 2009**
> **File No. 333-159810**

Dear Mr. Hunter:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your responses to comments one and two in our letter dated July 8, 2009, and are unable to agree with your analysis regarding Holdings meeting the requirements for use of Form S-3 for purposes of incorporating by reference under the applicable provisions of Form S-4. In this regard, the no action letters

you cite appear to address no-action relief with respect to Form S-3 eligibility subsequent to the closing of the relevant transaction, and not before. Please revise to provide the disclosure requested by the original comments.

The Split Off and the Mergers, page 48

2. We note your response to comment 32 in our letter dated July 8, 2009, and the revised disclosure at page 53. Please explain more specifically how the $160 million additional consideration to the Malone Group was determined and valued.

The Merger Agreement, page 90

3. We note your response to comment 49 in our letter dated July 8, 2009, and the revised disclosure at page 91. Please be advised that, notwithstanding the general disclaimer regarding non-reliance on the covenants in the merger agreement relating to the conduct of the parties during the pendency of the transaction, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading. Please revise your disclosure, as appropriate.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Renee L.Wilm, Esquire
         via facsimile, 212-259-2503